UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2025
Commission File Number: 001-40876
IHS Holding Limited
(Exact Name of Registrant as Specified in Its Charter)
1 Cathedral Piazza
123 Victoria Street
London SW1E 5BP
United Kingdom
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
On or about June 2, 2025, IHS Holding Limited (the “Company”) distributed or made available to shareholders a Notice of Annual General Meeting of Shareholders and Proxy Statement (the “Notice and Proxy Statement”) for the Company’s 2025 annual general meeting of shareholders to be held on July 10, 2025. The Notice and Proxy Statement, the form of proxy to be solicited by the Company, and the Notice of Internet Availability of Proxy Materials are furnished as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, hereto.
Exhibit No.	Description
99.1	Notice of Annual General Meeting of Shareholders and Proxy Statement
99.2	Form of Proxy Card
99.3	Form of Notice of Internet Availability of Proxy Materials

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
IHS Holding Limited
Date: June 2, 2025	By:	/s/ Steve Howden Steve Howden Executive Vice President and Chief Financial Officer